UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 29, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Agenus Inc.

File No. 333-209749 - CF#33489

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Agenus Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-3 registration statement filed on February 26, 2016.

Based on representations by Agenus Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 4.2   through February 26, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Deputy Secretary